                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934


                                   CMGI, INC.
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    125750109
                                    ---------
                                 (CUSIP Number)

                                 General Counsel
                           Compaq Computer Corporation
                             20555 State Highway 249
                                Houston, TX 77070
                                 (281) 370-0670

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 2001
                                 ---------------
                          (Date of Event which Requires
                            Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)
                               (Page 1 of 5 Pages)

CUSIP 125750109                       13D/A                          PAGE 2 OF 5

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Compaq Computer Corporation

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                              (a)  [ ]
                                                              (b)  [X]
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                                 -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       47,108,731
          REPORTING               ___________________________________
           PERSON                    (9)  SOLE DISPOSITIVE POWER
            WITH                          -0-
                                    -----------------------------------
                                   (10)  SHARED DISPOSITIVE POWER
                                         47,108,731
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          47,108,731
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                   [ ]
    -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          Approximately 13.61%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON                CO

CUSIP 125750109                       13D/A                          PAGE 3 OF 5

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  CPQ Holdings, Inc.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  [ ]
                                                             (b)  [X]
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                      -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       47,108,731
          REPORTING               ___________________________________
           PERSON                    (9)  SOLE DISPOSITIVE POWER
            WITH                          -0-
                                    -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER
                                          47,108,731
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          47,108,731
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                   [ ]
    -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          Approximately 13.61%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON        CO

CUSIP 125750109                       13D/A                          PAGE 4 OF 5


     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  CPCG Holdings, Inc.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                              (a)  [ ]
                                                              (b)  [X]
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                                 -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       47,108,731
          REPORTING               ___________________________________
           PERSON                    (9)  SOLE DISPOSITIVE POWER
            WITH                          -0-
                                    -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER
                                          47,108,731
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          47,108,731
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                   [ ]
    -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          Approximately 13.61%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON                CO

CUSIP 125750109                       13D/A                          PAGE 5 OF 5


         ITEM 2. IDENTITY AND BACKGROUND.

         The first sentence of the second paragraph of Item 2 (a) - (c) is hereby amended to read:

         "Compaq Computer Corporation, as indirect beneficial owner of 47,108,731 shares of common stock, par value $0.01, of CMGI."

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 (a) & (b) is amended to read:

         "As of the date hereof, CPQ Holdings, Inc., a wholly owned subsidiary of Compaq Computer Corporation is the record holder of 47,047,497 shares of Common Stock of CMGI. CPCG Holdings, Inc., a wholly owned subsidiary of Compaq Computer Corporation is the record holder of 61,234 shares of Common Stock of CMGI. This number of shares represents 13.61% of the outstanding Common Stock of CMGI. This percentage is based on the number of shares of CMGI Common Stock reported by CMGI in its Form 10-Q for the quarter ending April 30, 2001, filed with the Securities and Exchange Commission on June 14, 2001, as being outstanding as of June 12, 2001."

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.


                                       COMPAQ COMPUTER CORPORATION

Date:  September 7, 2001               By: /s/ Linda S. Auwers
                                          --------------------------------------
                                          Name:  Linda S. Auwers
                                          Title: Vice President, Deputy General
                                                 Counsel and Secretary


                                       CPQ HOLDINGS, INC.

                                       By: /s/ Linda S. Auwers
                                          --------------------------------------
                                          Name:  Linda S. Auwers
                                          Title: Vice President and Secretary


                                       CPCG HOLDINGS, INC.

                                       By: /s/ Linda S. Auwers
                                          --------------------------------------
                                          Name:  Linda S. Auwers
                                          Title: Vice President and Secretary